UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TELECOM ITALIA S.P.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

Mr. Xavier Niel
16 rue de la Ville l’Evéque
75008 Paris
France
+33 1 73 50 27 48

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 2 OF 6 PAGES

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rock Investment SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,354,500,001 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,354,500,001 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,354,500,001 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 3 OF 6 PAGES

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NJJ Holding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,354,500,001 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,354,500,001 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,354,500,001 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 4 OF 6 PAGES

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mr. Xavier Niel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,354,500,001 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,354,500,001 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,354,500,001 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 5 OF 6 PAGES

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 8, 2015 (the “Original Schedule 13D”) by the Reporting Persons relating to the ordinary shares (the “Shares”), no nominal value, of Telecom Italia S.p.A., a company formed under the laws of the Republic of Italy (the “Issuer”).  Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment.  Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The second paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The premiums paid to date under the Share-Settled Option Agreements together with premiums required to be paid in accordance with the terms of the Share-Settled Option Agreements, is €200,752,416.  In addition, €47,195,320 of premiums have been paid under the Cash-Settled Option Agreements.  The aggregate premium payments made or required to be made under the Share-Settled Option Agreements and the Cash-Settled Option Agreements is €247,947,736.  Rock Investment may be required to make additional payments to Credit Suisse International in accordance with the terms of the amendment dated April 28, 2016 to the Confirmation of an Option Transaction between Credit Suisse International and Rock Investment (attached hereto as Exhibit 99.13).  The source of all such funds is Mr. Niel’s cash on hand.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Sub-paragraph (i) under the heading “Share-Settled Option Agreements” of Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(i)
on July 14, 2015, Rock Investment entered into a European-style call option transaction, which was amended on August 6, 2015, August 18, 2015 and April 28, 2016.  As amended, this option transaction references 660,000,000 Shares, with a final expiration date of:

a.	June 16, 2016 and an exercise price of €1.2206 per Share with respect to 0 of the referenced Shares; and

b.	September 1, 2017 and an exercise price of €1.08 per Share with respect to 660,000,000 of the referenced Shares (the “2017 Referenced Shares”),

and requires Rock Investment to make one or more cash payments, calculated in each case with respect to a portion of the total number of 2017 Referenced Shares, to Credit Suisse International if the volume-weighted average price of the Shares on certain specified valuation dates exceeds a specified price per Share (attached as Exhibits 99.2 and 99.13 to this Statement on Schedule 13D and incorporated by reference herein);

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended by adding the following Exhibit 99.13:

Exhibit 99.13
Amendment dated April 28, 2016 of Confirmation of an Option Transaction between Credit Suisse International and Rock Investment SAS dated July 14, 2015, as amended on August 6, 2015 and August 18, 2015

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 29, 2016

Rock Investment SAS

By:	/s/ Xavier Niel
Name: Xavier Niel
Title: as CEO (Président) of NJJ Holding, itself CEO
( Président) of Rock Investment SAS

NJJ Holding

By:	/s/ Xavier Niel
Name: Xavier Niel
Title: CEO (Président)

By:	/s/ Xavier Niel
Name: Xavier Niel